UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
XFit, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Texas

   Date of organization
   August 30, 2017

Physical address of issuer
7500 Rialto Blvd, Building 1, Suite 122, Austin, TX 78735

Website of issuer
www.nexersys.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$676,867	$296,018.00
Cash & Cash Equivalents	$143,566	$61,481.00
Accounts Receivable	$0	$140,815.00
Short-term Debt	$0	$300,000.00
Long-term Debt	$0	$0.00
Redeemable Preferred Stock and Crowd Notes	$436,825.00	$0.00
Revenues/Sales	$932,162	$766,459.00
Cost of Goods Sold	$304,942	$249,449.00
Taxes Paid	$0.00	$0.00
Net Income	-$578,781	-$193,440.00

March 13, 2020

FORM C-AR

XFit, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by XFit, Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.nexersys.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 13, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection

with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

XFit, Inc. (the "Company") is a Texas Corporation, originally formed as a limited liability company on August 30, 2017. Pursuant to a Plan of Conversion filed with the office of the Texas Secretary of State on August 26, 2019, the Company was converted to a corporation effective on September 1, 2019. The Company was formerly known as XFit, LLC. The Company also conducts business under the name of Nexersys.

The Company is located at 7500 Rialto Blvd, Building 1, Suite 122, Austin, TX 78735.

The Company's website is www.nexersys.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company designs, manufactures and sells interactive fitness products which focus on striking (boxing and mixed-martial arts), primarily to consumers using direct-to-consumer sales methods. In the near future, the Company will be adding subscription based enhanced content for its users.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, and subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients or subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events

could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Customers often finance purchases of our products, particularly the Nexersys.
Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.
If we fail to comply with them, we could suffer civil and criminal sanctions.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various

import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Terry Jones who has been the Company's Chief Executive Officer from 8/30/2017 to present. There can be no assurance that he will continue to be employed by the Company for a particular period of time. The loss of Terry Jones or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license

agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Terry Jones in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Terry Jones die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as tariffs, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities (such as the recent Corona Virus) could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company designs, manufactures and sells interactive fitness products which focus on striking (boxing and mixed-martial arts), primary to consumers using direct-to-consumer sales methods. In the near future, the Company will be adding subscription based enhanced content for its users.

Business Plan

The Company intends to continue its focus on interactive fitness products marketed through direct-to-consumer channels. Our current focus is on using digital marketing to increase sales. The Company intends to continue to develop enhanced interactive user content, including live content, which the Company believes, when launched, will result in an increasing stream of recurring subscription revenue. The Company also believes that its recent migration to the Microsoft PlayFab platform will provide cross-over between fitness and gaming further increasing its potential consumer markets.

History of the Business

Nexersys, Inc., which developed the Nexersys and Cross Body Trainer had its secured lender foreclose on its assets in August 2017. The assets of Nexersys, Inc. were acquired in a foreclosure sale. XFit, Inc. acquired the assets in September 2017 from the foreclosure sale buyer. XFit was originally formed as a Texas Limited Liability Company and converted to a corporation in August 2019.

The Company's Products and/or Services

Product / Service	Description	Current Market
Nexersys	Interactive fitness product for boxing and similar activities with video monitor	Direct sale to consumers and wholesale sales of commercial models for multi-family and hotel fitness facilities, and fitness clubs
Cross Body Trainer	Double ended boxing bag with related app	Direct sale to consumers and wholesale sales of commercial models for multi-family and hotel fitness facilities, and fitness clubs

We are continuously developing enhanced content for the Nexersys devices. We expect to launch new enhanced content in 2020 using existing resources. We also intend to develop live interactive programming in 2020, if we are able to generate sufficient cash flow from operations or to raise additional capital to enable doing so.

We sell direct to consumer via the Company's website and an Amazon store. We offer consumer financing through a third party, Affirm. We sell our commercial products direct and through wholesale distributors who sell for use primarily in hotel fitness facilities, multifamily fitness facilities and fitness clubs.

Competition

The Company's primary competitors are other interactive fitness products, including, among others; Peloton, Nordic Track, Hydrow, Echelon, Tonal and Mirror.

We are an earlier stage company than the named competitors and do not have their level of resources in terms of marketing and advertising. We believe we compete with them by (1) offering a unique format for high intensity interval workouts and (2) creating a crossover between interactive fitness and gaming allowing our customers to become more engaged in the use of our products.

Customer Base

Consumers who desire at-home fitness products, multi-family property owner/operators, hospitality property owner/operators, corporate wellness centers, educational facilities, governmental facilities, and commercial gyms (including boutique clubs for boxing and MMA).

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
8,079,938	XFit Patent	Boxing and Martial Arts Fight, Trainer, and Game System and Method	November 1, 2010	December 20, 2011	USA
8,337,366	XFit Patent	Interactive System and Method for Boxing Martial Arts	September 15, 2011	December 25, 2012	USA
9,084,924	XFit Patent	Boxing Martial Arts	September 13, 2012	July 21, 2015	USA
15/312,065	XFit Patent	Adjustable double-end bag	November 17, 2016		USA
62/000,180	XFit Patent	Adjustable Double End Bag	May 19, 2014		USA
201190000821.60	XFit Patent	An Interactive Boxing Apparatus	April 19, 2013	July 8, 2015	China
201480080659.00	XFit Patent	Adjustable Double End Bag	January 18, 2017	June 3, 2019	China
PCT/US11/45220	XFit Patent	Boxing and Martial Arts Exercise Game Method and Apparatus	July 25, 2011		China
PCT/US12/55519	XFit Patent	Interactive System and Method for Boxing Martial Arts	September 14, 2012		USA

PCT/US14/6 1370	XFit Patent	Adjustable double end bag	October 20, 2014		USA

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country

4572741	Class 009: Amusement apparatus and games adapted for use with television receivers or with video or computer monitors; computer programs for video and computer games; computer software, namely, game engine software for video game development and operation; downloadable image file containing artwork, text, audio, video, games and Internet Web links relating to sporting and cultural activities; downloadable multimedia file containing artwork, text, audio, video, games, and Internet Web links relating to fitness and exercise; electronic game software, namely, software and video for fitness and exercise; interactive video game programs; interactive video games of virtual reality comprised of computer hardware for use with an external monitor and software; video and computer game programs; video game interactive control floor pads or mats; video game interactive remote control units; video game machines for use with external display screen or monitor; video game software Class 028: Fitness machines and equipment for boxing training, martial arts training, and general exercise training, namely, interactive fitness striking machines; manually-operated exercise equipment; manually-operated exercise equipment for physical fitness purposes; sports equipment for boxing and martial arts sold together as a unit, namely,	Nexersys	10/4/11	7/22/14	USA

	hand and wrist wraps, gloves, wireless headsets, and heart rate monitors; training apparatus for boxing, martial arts, and similar sports; physical fitness equipment, namely, boxing and martial arts training and exercise machines Class 041: Conducting fitness classes; consulting services in the fields of fitness and exercise; counseling services in the field of physical fitness; personal fitness training services and consultancy; physical fitness consultation; physical fitness conditioning classes; physical fitness instruction; physical fitness training services; physical fitness training of individuals and groups; providing a website featuring information on exercise and fitness; providing an interactive website featuring information and links relating to fitness; providing an on-line computer database featuring information regarding exercise and fitness; providing assistance, personal training and physical fitness consultation to individuals to help them make physical fitness, strength, conditioning, and exercise improvement in their daily living; providing classes, workshops, seminars and camps in the fields of fitness, exercise, boxing, kick boxing and mixed martial arts; entertainment services, namely, providing an on-line computer game and online video games, and online electronic game				

4979077	Class 28: Fitness machines and equipment for boxing training, martial arts training, and general exercise training, namely, interactive fitness striking machines; manually-operated exercise equipment; manually-operated exercise equipment for physical fitness purposes; training apparatus for boxing, martial arts, and similar sports; physical fitness equipment, namely, boxing and martial arts training and exercise machines	Cross Body Trainer	2/10/15	6/14/16	USA
4562102	Class 009: Amusement apparatus and games adapted for use with television receivers or with video or computer monitors; computer programs for video and computer games; computer software, namely, game engine software for video game development and operation; downloadable image file containing artwork, text, audio, video, games and Internet Web links relating to sporting and cultural activities; downloadable multimedia file containing artwork, text, audio, video, games, and Internet Web links relating to fitness and exercise; electronic game software, namely, software and video for fitness and exercise; interactive video game programs; interactive video games of virtual reality comprised of computer hardware for use with an external monitor and software; video and computer game programs; video game interactive control floor pads or mats; video game interactive remote control units; video game machines for	Hard Body. Sharp Mind.	10/4/11	7/8/14	USA

	use with external display screen or monitor; video game software Class 028: Fitness machines and equipment for boxing training, martial arts training, and general exercise training, namely, interactive fitness striking machines; manually-operated exercise equipment; manually-operated exercise equipment for physical fitness purposes; sports equipment for boxing and martial arts sold together as a unit, namely, hand and wrist wraps, gloves, wireless headsets, and heart rate monitors; training apparatus for boxing, martial arts, and similar sports; physical fitness equipment, namely, boxing and martial arts training and exercise machines				

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
XFit, LLC (successor to Nexersys, Inc.)	Impulse (Qingdao) Health Tech Co., Ltd.	Exclusive right for Impulse to manufacture (including parts and accessories) and sell Nexersys Commercial units into the China mainland commercial fitness market including the use of the intellectual property related to same.	

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees. Such laws and regulations are subject to change from time to time.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7500 Rialto Blvd, Building 1, Suite 122, Austin, TX 78735

The Company conducts business in the U.S. and China.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Terry Jones

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer 8/30/2017 to present, President 8/30/2017-5/1/2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, senior executive of company since inception

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Cary Grossman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President 5/1/2019 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Shoreline Capital Advisors, Inc. 1/1/2012 to present

Name

Terry Jones

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer 8/30/2017 to present, President 8/30/2017-5/1/2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, senior executive of company since inception

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Texas.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Cary Grossman	Employment	May 17, 2019	May 16, 2021

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,000,000
Voting Rights	Yes
Anti-Dilution Rights	None

Type of security	Series A Preferred Stock Preferred Stock
Amount outstanding	63,850
Voting Rights	None
Anti-Dilution Rights	Callable by Company upon several defined events

Type of security	Crowd Notes
Amount outstanding	131,810
Voting Rights	None
Anti-Dilution Rights	Crowd Notes contain certain provisions that adjust conversion price based on a future financing. Crowd Notes also contain provisions requiring redemption for cash in certain transactions.

The Company has the following debt outstanding: None

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Notes	213	$131,810.00	Digital advertising and content development	December 10, 2019	Regulation CF

Ownership

The Company has common stock owned by a few people and one affiliate, JPaulJones, LP. Terry Jones, our CEO, has direct ownership and owns part of JPaulJones, LP.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Terry Jones	45.8%
JPaulJones, LP	22.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company acquired its assets in August 2017 with initial funding provided by its affiliate, JPaulJones, LP ("JPJ"). In addition, JPJ has acted as a distributor providing inventory and administrative services. Effective January 1, 2020, the Company began to purchase its own inventory on January 1, 2020 however continues to be provided with financing and shared services by JPJ. Payment for shared services have been, and will be deferred, until the Company is generating positive cash-flow from operations. While digital advertising and product content development have continued, there is not sufficient capital available to develop live content without generating sufficient positive cash-flow from operations or raising additional capital.

The Company completed an offering of Crowd Notes in the amount of $131,810 in December 2019. Management expects to use a substantial portion of the proceeds to pay for digital advertising

(such as Facebook, Instagram, Google ads) which it expects will result in increased revenues. Because the Crowd Note offering resulted in proceeds that were less than anticipated, the Company expects to seek additional capital during 2020 as it continues to progress its digital advertising campaign.

Liquidity and Capital Resources

On December 10, 2019 the Company completed an offering pursuant to Regulation CF and raised $131,810.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering and financial support provided by its affiliate, JPaulJones, LP.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

There is a Vendor and Distribution Agreement with JPaulJones, LP which provides for shared administrative services among other things and is structured to provide liquidity to the Company by deferring payment of same until profitability.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	JPaulJones, LP
Relationship to the Company	JPaulJones, LP is a shareholder in XFit, Inc. and the counter-party to the Company's Vendor and Distribution Agreement.
Total amount of money involved	$300,000.00
Benefits or compensation received by related person	None. The loan was used to fund the original asset purchase. As it relates to the Vendor and Distribution Agreement, JPaulJones is entitled to a management fee which is accrued, but not paid unless there is cash flow from operations to pay same. On the other hand, for the Company's benefit, JPaulJones provides office space, personnel and other services on a shared basis but payment for these resources and services is also deferred until/unless there is cash flow from operations to pay same.
Benefits or compensation received by Company	The Vendor and Distribution Agreement is structured so that, until terminated or modified, inventory and receivables are carried for it by JPaulJones and the Company doesn't pay for its shared operating expenses unless there is positive cash flow from operations for same.
Description of the transaction	In connection with formation of the Company and the purchase of its assets, JPaulJones, LP

	loaned the Company $300,000, which was converted to redeemable preferred stock on September 1, 2019.

Property, Goods or Services

Related Person/Entity	JPaulJones, LP
Relationship to the Company	Shareholder
Total amount of money involved	$1,374,099
Benefits or compensation received by related person	Expects to receive a management fee and shares its operating costs with the Company, payment being subject to certain conditions contained in the agreement.
Benefits or compensation received by Company	Has allowed the Company to operate without outside financing.
Description of the transaction	Vendor and Distribution Agreement

Securities

Related Person/Entity	JPaulJones, LP
Relationship to the Company	Shareholder
Total amount of money involved	$48,000.00
Benefits or compensation received by related person	Purchase of securities in the Company
Benefits or compensation received by Company	Investment proceeds
Description of the transaction	JPaulJones, LP purchased Crowd Notes in the offering completed in December 2019

Related Person/Entity	Terry Jones
Relationship to the Company	Shareholder and officer
Total amount of money involved	$1,000.00
Benefits or compensation received by related person	Purchase of securities in the Company
Benefits or compensation received by Company	Investment proceeds
Description of the transaction	Terry Jones purchased Crowd Notes in the offering completed in December 2019

Related Person/Entity	Cary Grossman
Relationship to the Company	Shareholder and officer
Total amount of money involved	$1,000.00
Benefits or compensation received by related person	Purchase of securities in the Company
Benefits or compensation received by Company	Investment proceeds
Description of the transaction	Cary Grossman purchased Crowd Notes in the offering completed in December 2019

Future Transactions

Related Person/Entity	JPaulJones, LP
Relationship to the Company	JPaulJones, LP is an owner of the Company and Terry Jones is an owner of JPaulJones, LP as well.
Total amount of money involved	Amount cannot be determined in advance.
Benefits or compensation received by related person	Shared overhead and a management fee
Benefits or compensation received by Company	Minimized the Company capital requirements and reduces its operating costs due to sharing of overhead.
Description of the transaction	Continuation of the existing Distribution Agreement with JPaulJones, LP

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Cary Grossman (Signature)	/s/Terry Jones (Signature)
Cary Grossman (Name)	Terry Jones (Name)
President (Title)	Chief Executive Officer (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Cary Grossman (Signature)	/s/Terry Jones (Signature)
Cary Grossman (Name)	Terry Jones (Name)
President (Title)	Chief Executive Officer (Title)
3/13/20 (Date)	3/13/20 (Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Terry Jones, being the Chief Executive Officer of XFit, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Terry Jones
(Signature)

Terry Jones
(Name)

Chief Executive Officer
(Title)

3/13/20
(Date)

I, Cary Grossman, being the President of XFit, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Cary Grossman
(Signature)

Cary Grossman
(Name)

President
(Title)

3/13/20
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

XFit, Inc. (formerly XFit, LLC)

Unaudited Financial Statements

December 31, 2018 and 2019

TABLE OF CONTENTS

XFit, Inc. (Formerly XFit, LLC)
Unaudited Balance Sheets

	As of December 31,	
	2018	**2019**
Assets:		
Current Assets		
Cash	$ 61,485	$ 143,566
Accounts Receivable	1,020	-
Due from JPaulJones, LP	139,788	-
Inventories	-	439,581
Total Current Assets	202,293	583,147
Intangible assets	93,720	93,720
	$ 296,013	$ 676,867
Liabilities and Equity:		
Current Liabilities		
Accounts payable	$ -	$ 58,934
Due to JPaulJones, LP		
Inventory purchases	-	276,708
Shared overhead	90,495	551,819
Management fees	30,059	73,643
Accrued expenses	32,133	3,233
Customer deposits	-	7,195
Total Current Liabilities	152,687	971,532
Long-term debt	300,000	-
Total Liabilities	452,687	971,532
Series A Redeemable Preferred Stock, $0.01 par value, 64,000 shares authorized, 63,850 issued and oustanding as of December 31, 2019	-	305,015
Crowd Notes	-	131,810
Stockholders' and Members' Equity (Deficit):		
Common stock, $0.01 par value, 9,936,000 shares authorized, 1,000,000 issued and oustanding as of December 31, 2019	-	10,000
Additional Paid-in Capital	-	120,000
Accumulated Deficit	-	(861,490)
Members capital	(156,674)	-
Total Equity	(156,674)	(731,490)
	$ 296,013	$ 676,867

See accompanying notes to unaudited financial statements

XFit, Inc. (Formerly XFit, LLC)
Unaudited Statements of Operations

	For the Year Ended December 31,	
	2018	**2019**
Revenues		
Nexersys	$ 656,356	$ 765,272
Cross Fit Body Trainer	30,610	55,138
Other	66,173	111,751
Total Revenue	753,138	932,162
Cost of goods sold	236,129	304,942
Gross profit	517,010	627,220
Margin	*68.6%*	*67.3%*
Operating expenses		
Research & development	38,109	41,759
Sales & marketing	181,328	437,033
General & administrative	402,175	621,517
Total operating expenses	621,612	1,100,309
Loss from operations	(104,603)	(473,089)
Other income (expense)		
Interest expense	(24,333)	(16,200)
Other expense	(26,847)	(45,908)
Management fees	(37,657)	(43,584)
Total other income (expense)	(88,837)	(105,692)
Pre-tax loss	(193,440)	(578,781)
Income taxes	-	-
Net loss	$ (193,440)	$ (578,781)

XFit, Inc. (Formerly XFit, LLC)
Unaudited Statements of Cash Flows

	For the Year Ended December 31,	
	2018	2019
Net loss	$ (193,440)	$ (578,781)
Adjustments:		
Stock-based compensation expense	-	10,000
Changes in:		
Accounts receivable	27,830	139,789
Inventory	-	(439,581)
Accounts payable	-	58,934
Due to JPaulJones, LP	120,554	781,616
Accrued expenses	24,346	(28,900)
Customer deposits	-	7,195
Cash flow from operating activities	(20,710)	(49,729)
Cash flow from investing activities:		
Acqusition of intangibles	(37,805)	-
Cash flow from investing activities	(37,805)	-
Cash flow from financing activities:		
Proceeds from Crowd Notes	-	131,810
Proceeds from new equity, net	120,000	
Cash flow from financing activities	120,000	131,810
Net increase (decrease) in cash	61,485	82,081
Cash at Beginning of Period	-	61,485
Cash-end of Period	$ 61,485	$ 143,566
Summlemental disclosures:		
Cash paid for interest expense		$ 48,333
Series A Preferred Stock issued for note payable		300,000
Common stock issues in exchange for Member interests		120,000

See accompanying notes to unaudited financial statements

3

XFit, Inc. (Formerly XFit, LLC)
Unaudited Statements of Changes in Stockholders' and Members' Equity

	Series A Redeemable Preferred Stock		Crowd Notes	Common Stock		Additional Paid-in	Members'	Accumulated	Total
	Shares	Amount	Amount	Shares	Amount	Capital	Deficit	Deficit	Deficit
Balance-January 1, 2018	-	$ -	$ -	-	$ -	$ -	$ (83,254)	$ -	$ (83,254)
Capital contributions	-	-	-	-	-	-	120,020	-	120,020
Net loss	-	-	-	-	-	-	(193,440)	-	(193,440)
Balance-December 31, 2018	-	-	-	-	-	-	(156,674)	-	(156,674)
Common stock issued for member interests				925,000	9,250	110,750	(121,020)		(1,020)
Accumulated losses reclassified							277,694	(277,694)	-
Stock based compensation				75,000	750	9,250			10,000
Preferred stock issued for not payable	63,850	300,000							-
Accrued dividend on preferred stock		5,015						(5,015)	(5,015)
Crowd Notes issued			131,810						-
Net loss								(578,781)	(578,781)
Balance-December 31, 2019	63,850	$ 305,015	$ 131,810	1,000,000	$ 10,000	$ 120,000	$ -	$ (861,490)	$ (731,490)

See accompanying notes to unaudited financial statements

4

XFit, Inc. (Formerly XFit, LLC)
Notes to Unaudited Financial Statements

1. Description of Business and Basis of Presentation

Description and Organization

XFit, Inc. ("XFit" or the "Company") manufactures and sells the next generation exercise and gaming system that delivers physical and mental fitness through gaming based striking workouts and competitions.

The Company markets and sells its products direct-to-consumers, through its website at www.nexersys.com, its Amazon store and through select wholesale distributors. The Company was formed on August 30, 2017 as XFit, LLC, a Texas Limited Liability Company. It subsequently acquired the assets and business of the Nexersys business on September 6, 2017. XFit, LLC converted to a Texas Corporation under the XFit, Inc. effective on September 1, 2019.

Going Concern Matters

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, the following conditions and events create uncertainty about the ability of the Company to continue as a going concern. The Company sustained net losses of $193,440 and $578,781 in 2018 and 2019, respectively.

The Company completed a financing under SEC Regulation CF in December 2019. In addition, the Company plans to raise additional funds during 2020 and expects to continue to receive financial support from its affiliate, JPaulJones, LP. The Company's ability to meet its obligations as they become due is dependent upon the success of the plans and expectations described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 21, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis of Presentation

Except where specifically noted, the financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Certain monetary amounts, percentages, and other figures included elsewhere in these financial statements have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, may not be the arithmetic aggregation of the percentages that precede them.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all cash and short-term investments purchased with maturities of three months or less when acquired to be cash equivalents. As of December 31, 2018 and 2019, the Company's cash and cash equivalents were substantially held in money market and operating accounts.

XFit, Inc. (Formerly XFit, LLC)
Notes to Unaudited Financial Statements

Accounts Receivable, Net of Allowances

The Company's accounts receivable primarily represent amounts due from third-party sales processors. On a periodic basis, the Company evaluates accounts receivable estimated to be uncollectible, which to date have not been material, and provides allowances, as necessary, for doubtful accounts.

Shipping and Delivery Fees

The Company accounts for shipping, delivery and installation fees, net of discounts and refunds, billed to customers as revenue.

Sales Taxes

Sales tax collected from customers and remitted to governmental authorities is not included in revenue and is reflected as a liability on the balance sheet.

Inventories

Inventories consist of finished goods, which are generally purchased from contract manufacturers. Fitness Products, component parts, accessories, and apparel inventories are stated at the lower of cost or market on a weighted-average cost basis. The Company assesses the valuation of inventory and periodically adjusts the value for estimated excess and obsolete inventory based upon estimates of future demand and market conditions, as well as damaged or otherwise impaired goods. Spare parts are recorded as inventory and recognized in cost of goods sold as consumed.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. For leasehold improvements, the useful life is the lesser of the applicable lease term or the expected asset life. Charges for repairs and maintenance that do not improve or extend the lives of the respective assets are expensed as incurred. The Company capitalizes the cost of pre-production tooling which it owns. Pre-production tooling and engineering costs the Company will not own or that will not be used in producing products under long-term supply arrangements is expensed as incurred.

Internal-Use Software

When applicable, the Company capitalizes certain qualified costs incurred in connection with the development of internal-use software. The Company evaluates the costs incurred during the application development stage of internal use software and website development to determine whether the costs meet the criteria for capitalization. Costs related to preliminary project activities and post implementation activities including maintenance are expensed as incurred. Capitalized costs related to internal-use software are amortized on a straight-line basis over the estimated useful life of the software, not to exceed three years. Capitalized costs less accumulated amortization are included within property and equipment, net on the balance sheets.

Goodwill and Intangible Assets

Goodwill represents the excess of the aggregate of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed in a business combination, if any. The Company has no intangible assets with indefinite useful lives.

Intangible assets other than goodwill are comprised of acquired developed technology. At initial recognition, intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any, and are amortized on a straight-line basis over the estimated useful life of the asset.

The Company reviews goodwill for impairment annually or whenever events or changes in circumstances indicate that an impairment may exist. In conducting its annual impairment test, the Company first reviews qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If factors indicate that the fair value of the reporting unit is less than its carrying amount, the Company performs a quantitative assessment and the fair value of the reporting unit is determined by analyzing the expected present value of future cash flows. If the carrying value of the reporting unit continues to exceed its fair value, the implied fair value of the reporting unit's goodwill is calculated and an impairment loss equal to the excess is recorded. The Company performs its annual impairment tests in the fourth quarter of each fiscal year.

The Company assesses the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted net future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds fair value.

Cost of Goods Sold

Cost of goods sold consists of product costs, including manufacturing costs, packaging, duties and other applicable importing costs, and shipping and handling costs.

Income Taxes

The Company utilizes the asset and liability method for computing its income tax provision. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss, and tax credit carryforwards, using enacted tax rates. Management makes estimates, assumptions, and judgments to determine the Company's provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes recovery is not likely, establishes a valuation allowance.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits, which to date have not been material, are recognized within income tax expense.

Research and Development Costs

Research and development expenses consist primarily of personnel- and facilities-related expenses, consulting and contractor expenses, tooling and prototype materials and software platform expenses. Substantially all of the Company's research and development expenses are related to developing new products and services and improving existing products and services. Research and development expenses are expensed as incurred. For the years ended December 31, 2018, and 2019, research and development costs were $38,109, and $41759, respectively.

Use of Estimates

The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates, including, among others, those related to income taxes, the realizability of inventory, stock-based compensation, contingencies, revenue-related reserves, content costs for past use reserve, fair value measurements, useful lives of property, plant and equipment, as well as intangible assets, and impairment of goodwill, intangible, and long-lived assets. The Company bases its estimates on historical experience, market conditions, and on various other assumptions that are believed to be reasonable. Actual results may differ from these estimates.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If a loss is reasonably possible and the loss or range of loss can be reasonably estimated, the Company discloses the possible loss or states that such an estimate cannot be made.

Fair Value of Financial Instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings or other comprehensive income when they occur. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the assets or liabilities, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1 inputs are based on quoted prices in active markets for identical assets or liabilities.

- Level 2 inputs are based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 inputs are based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities, and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

The Company's material financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued expenses. The carrying values of the Company's accounts receivable, accounts payable, and accrued expenses approximated their fair values at December 31, 2018 and 2019, due to the short period of time to maturity or repayment.

Recently Issued Accounting Pronouncements

Accounting Pronouncements Recently Adopted

<u>ASU 2014-09</u>

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606). ASU 2014-09 replaces most existing revenue recognition guidance, and requires companies to recognize revenue based upon the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard requires disclosures related to the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The adoption of this standard did not have a material impact on the Company's financial statements.

<u>ASU 2016-09</u>

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting*. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax, classification of awards as either equity or liabilities and classification on the statement of cash flows. The standard is effective for public entities for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2016. For all other entities, including emerging growth companies, the standard is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any entity in any interim or annual period. The adoption of ASU 2016-09 in 2018 did not have a material impact on the Company's financial statements.

<u>ASU 2017-01</u>

In January 2017, the FASB issued ASU 2017-01, *Business Combinations (Topic 805): Clarifying*

the Definition of a Business. The standard provides guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. If substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets, the assets acquired are not considered a business. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, including emerging growth companies, this standard is effective for annual reporting periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Company's financial statements.

ASU 2017-09

In May 2017, the FASB issued ASU 2017-09, *Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting*, to provide clarity and reduce both diversity in practice and cost complexity when applying the guidance in Topic 718 to a change to the terms and conditions of a stock-based payment award. ASU 2017-09 also provides guidance about the types of changes to the terms or conditions of a share-based payment award that require an entity to apply modification accounting in accordance with Topic 718. The standard is effective for annual periods beginning after December 15, 2017, and for interim periods therein. The adoption of this standard did not have a material impact on the Company's financial statements.

ASU 2018-15

In August 2018, the FASB issued ASU 2018-15, *Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*. ASU 2018-15 requires implementation costs incurred by customers in cloud computing arrangements to be deferred over the noncancelable term of the cloud-computing arrangements plus any optional renewal periods (1) that are reasonably certain to be exercised by the customer or (2) for which exercise of the renewal option is controlled by the cloud service provider. The effective date of this pronouncement for public entities is for years beginning after December 15, 2019, and interim periods within those years. For all other entities, including emerging growth companies, the standard is effective for years beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The standard can be adopted either using the prospective or retrospective transition approach. The adoption of this standard did not have a material impact on the Company's financial statements.

ASU 2016-02

In February 2016, the FASB issued ASU 2016-02, *Leases*. ASU 2016-02 requires a lessee to separate the lease components from the non-lease components in a contract and recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. For all other entities, including emerging growth companies, this standard is effective for annual reporting periods beginning after December 15, 2019 and interim periods within annual periods beginning after December 15, 2020. The Company has no lease obligations but will use this standard as applicable when it does.

ASU 2017-04

In January 2017, the FASB issued ASU 2017-04, *Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment*, to simplify the subsequent measurement of goodwill by eliminating

Step 2 from the goodwill impairment test. The standard is effective for public entities for annual or any interim goodwill impairment tests in annual reporting years beginning after December 15, 2019. For all other entities, including emerging growth companies, the standard is effective for annual or any interim goodwill impairment tests in annual reporting years beginning after December 15, 2021. Early adoption of this standard is permitted. The Company does not expect the adoption of ASU 2017-04 to have a material impact on its financial statements.

3. **Revenue**

The Company's primary source of revenue is from sales of its fitness products.

The Company determines revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer

- identification of the performance obligations in the contract

- determination of the transaction price

- allocation of the transaction price to the performance obligations in the contract

- recognition of revenue when, or as, the Company satisfies a performance obligation

According to Generally Accepted Accounting Principles, revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. **To-date, because of the Company's relatively low level of revenues, certain of the Company's sales, particularly direct-to-consumer sales, are recognized at the time of product shipment wherein the Company is responsible for the product until delivery. This practice is a departure from Generally Accepted Accounting Principles ("GAAP"). The Company intends to begin recognizing all revenue in accordance with GAAP in 2020.** The Company's revenue is reported net of sales returns and discounts, which to date have not been material to the Company's financial statements. **Because of the Company's low level of product sales at the current stage of the Company's development, the Company has not established an accrual for potential liability of returns for products sold, which is a departure from GAAP**. **The Company intends to begin accruing an allowance for returns in 2020.**

Fitness Products

Fitness Products include the Company's Nexersys and Cross Body Trainer units, related accessories, associated fees for delivery and installation. The Company recognizes Fitness Product revenue net of sales returns and discounts when the product has been delivered to the customer. The Company generally allows customers to return products within thirty days of purchase, as stated in its return policy.

The Company records fees paid to third-party financing partners in connection with its consumer financing program as a sales and marketing expense, as it considers such costs to be a customer sales incentive. The Company also records payment processing fees for its credit card sales for Fitness Products within sales and marketing expenses.

Product Warranty

The Company offers a standard product warranty that its Fitness Products will operate under normal, non-commercial use for a period of one-year from the date of original delivery. The Company has

the obligation, at its option, to either repair or replace the defective product. According to Generally Accepted Accounting Principles, an estimate of future warranty costs should be recorded when revenue is recognized. **To-date, the Company records warrant costs when incurred, which is a departure from GAAP. The Company intends to begin accruing for warranty costs in 2020.** Factors that affect the warranty obligation include historical as well as current product failure rates, service delivery costs incurred in correcting product failures, and warranty policies. The Company's products are manufactured by contract manufacturers, and in certain cases, the Company may have recourse to such contract manufacturers.

Customer Deposits

Customer deposits represent payments received in advance before the Company transfers a good or service to the customer and are refundable.

As of December 31, 2018 and 2019, $0 and $7,195, respectively, were included in customer deposits on the Company's balance sheets.

4. Acquisition

On August 8, 2017, Terry Jones, the Chief Executive Officer of the Company entered into an Asset Purchase Agreement to acquire the assets of the Nexersys business for aggregate consideration of $300,000. On September 6, the Agreement was assigned to XFit, LLC and the closing occurred on the same day.

The purchase price was allocated to the acquired assets as follows:

Cash	$	10,997
Due from affiliate		20,260
Inventory		165,943
Property and equipment		9,080
Intangible assets		93,720
	$	300,000

5. Property and Equipment

As of December 31, 2018 and 2019, the Company did not own any property or equipment.

6. Debt

In connection with its purchase of the assets of the Nexersys business on September 6, 2017, JPaulJones, LP loaned the Company $300,000 in exchange for a secured promissory note. The Note required the payment of interest at 8% per annum on the unpaid balance, was secured by substantially all of the Company assets, and was due on the first to occur of (i) an event of default or (ii) September 5, 2018. On September 1, 2019, the Company issued, and JPaulJones, LP received and accepted, 63,850 shares of the Company's Series A Preferred Stock as satisfaction for the principal amount of the Note. All interest accrued on the Note was paid in cash in October 2019.

7. Stockholders' Equity

XFit, LLC

In connection with its formation, the Company issued units representing 100% of its ownership for consideration of $1,000 on September 6, 2017. Subsequently, In March 2018 and December 2018, The Company admitted two additional members each of which contributed $60,000 as a capital contribution in exchange for a 5.0% ownership interest.

XFit, Inc.

In connection with its conversion to a corporation, which was effective on September 1, 2019, the Company completed the following transactions:

- Issued 925,000 shares of its common stock to represent all of the membership interests of XFit, LLC
- Issued 75,000 shares of common stock, 50,000 of which were restricted and subject to forfeiture, for the agreed value of $10,000 as compensation to an officer of the Company
- Issued 63,850 shares of its Series A Preferred Stock as payment in full of principal balance of a $300,000 secured note payable

Restricted Stock

In connection with an agreement with an officer of the Company, the Company issued to the officer 75,000 shares of common stock of which 25,000 were fully vested when issued. The remaining 50,000 shares are subject to forfeiture as follows: (1) 25,000 will be forfeited in the agreement with the officer is terminated by either party on or before May 15, 2020. If the agreement has not been terminated by that date, such shares will become fully vested. (2) 25,000 shares are subject to forfeiture if the Company has not completed one or more equity financings with at least $1.5 million in aggregate proceeds on or before May 15, 2021. On January 23, 2020 the agreement with the officer was modified and the 25,000 shares subject to forfeiture until May 15, 2020 were granted vested status.

Series A Redeemable Preferred Stock

On September 1, 2019, the Company issued 63,850 shares of its Series A Redeemable Preferred Stock ("Preferred Stock"), with an initial stated value of $300,000 as payment in full for a note payable to its affiliate, JPaulJones, LP in the principal amount of $300,000. The Preferred Stock accrues a dividend at the rate of $0.235 per annum which may be paid in cash or accrued at the Company's option. The Preferred Stock must be redeemed by the Company, at $4.70 per share plus accrued dividends, on the first to occur of any of the following events: (1) a change-in-control of the Company, (2) the Company having $1.5 million or more of retained earnings as determined using Generally Accepted Accounting Principles, (3) the involuntary removal of Terry Jones as Chief Executive Officer of the Company, or (4) the Company's completion of an initial public offering of $10 million or more.   Because of the redemption features, the Preferred Stock is accounted for between the debt and equity section of the balance sheets.

Crowd Notes

In December 2019, the Company completed an offering of Crowd Notes ("Notes") in the amount of $131,810. Safe Notes were created for crowd-fund financing under the JOBS Act. Crowd Notes are similar to Safe Notes except they have no maturity date. The Notes do not bear interest, are not

secured, and have no maturity date. The Notes are convertible into equity upon a Qualified Equity Financing, as defined in the Notes, and contain anti-dilution protection if such a Qualified Equity Financing occurs at a valuation below the level defined in the Notes. If a Corporate Transaction, as defined in the Notes, occurs prior to a Qualified Equity Financing, then holders of the Notes are entitled to a cash payment equal to the greater of (i) a prorata portion of the Company's equity value (as defined in the Notes) or (ii) two times the principal balance of the Notes. Accounting treatment for the Notes has not been clearly defined because the Notes have some attributes of both debt and equity. They have been accounted for between the debt and equity section of the balance sheets.

8. Concentration of Credit Risk and Major Customers and Vendors

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company's cash and cash equivalents are maintained with high-quality financial institutions, the compositions and maturities of which are regularly monitored by management.

For the year ended December 31, 2018, one customer represented more than 10% of total revenue, at 14.3% of total revenue. For the year ended December 31, 2019, no customers represented greater than 10% of the Company's total revenue.

The Company's top vendor accounted for approximately 68% and 91% of total finished goods purchases for the years ended December 31, 2018 and 2019, respectively.

9. Income Taxes

For the year ended December 31, 2018 and for the period from January 1, 2019 through August 31, 2019, the Company was a limited liability company and as such, its income and losses were passed through to its members for income tax purposes.

The Company incurred a net loss for the period from September 1, 2019 through December 31, 2019. Because of uncertainty surrounding the realizability of deferred tax assets, no income tax recovery or related deferred tax asset was recorded as of and for the period ended December 31, 2019.

10. Related Party Transactions

Since its formation, the Company has operated under a multi-faceted agreement with its affiliate and stockholder, JPaulJones, LP ("JPaulJones"). Under the agreement, JPaulJones (i) purchases and carries the Company's inventory and charges the Company, at cost, as the inventory is sold or consumed, (ii) provides personnel, facilities and other operating support and charges the Company for its estimated use of such services and expenses, and (iii) charges the Company a management fee of 5% of sales. JPaulJones effectively finances the Company's working capital requirements by both carrying its inventory and deferring payment of shared services and management fees if the Company's cash-flow is inadequate to pay same. As of December 31, 2018 and 2019, accrued shared overhead and management fees amounted to $120,554 and $625,462, respectively. Effective on December 31, 2019, JPaulJones, LP and the Company reached an agreement for the Company to begin buying (with financial support from JPaulJones as and if necessary), its own inventory and the balance of inventory on that date was transferred to the Company. As of December 31, 2019, the Company owed JPaulJones, LP $276,708 for inventory purchases.

11. Subsequent Events

The Company has evaluated subsequent events through the financial statement issuance date, February 21, 2020, pursuant to ASC 855-10 *Subsequent Events*.